Exhibit 99.2

PRESS RELEASE

TRIPLE P LISTING TO CHANGE TO THE OTC BULLETIN BOARD

July 14, 2005 – Vianen, The Netherlands.  Triple P N.V. (NASDAQ SCM: TPPP) announced that it received a determination letter from the staff of The Nasdaq Stock Market dated July 8, 2005 indicating that its common shares were no longer eligible to be listed on The Nasdaq SmallCap Market because the company is not in compliance with Marketplace Rule 4320(e)(2)(B), which requires that a company maintain shareholders’ equity of US$2.5 million market value of listed securities of US$35 million; or US$500,000 of net income from continuing operations for the most recently completed fiscal year or in two of the three most recently completed fiscal years.  Nasdaq has indicated that Triple P’s common shares will be delisted from the Nasdaq SmallCap Market at the opening of business on July 19, 2005.

Triple P expects that one or more of its market makers will make application to register in and quote the common shares on the over-the-counter bulletin board (“OTCBB”).  The company also expects that it will continue to use TPPP as its trading symbol on the OTCBB.

About Triple P

Triple P (Nasdaq SCM: TPPP) designs, supplies, builds and manages ICT-solutions that in an efficient way contribute to your company’s results.  The three p’s - people performance and partnership - are the basis for long-lasting and successful relationships with our customers.

This release contains a number of forward-looking statements based on current expectations, including potential financing plans and the impact of restructuring plans.  Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements.  Without limiting the foregoing, the words “believes,” “anticipates,” “plans,” “expects,” “intends,” and similar expressions are intended to identify forward-looking statements.  Actual results may differ materially due to a number of factors which include, but are not limited to:  overall ICT- spending and demand for ICT services in the Netherlands; the timing of significant orders; the ability to hire, train and retain qualified personnel; the total amount of severance and other costs needed to complete the Company’s restructuring plans and fierce competition.  For a more thorough discussion of these risks and uncertainties, see the Company’s filings with the Securities and Exchange Commission, particularly its most recent annual report on Form 20-F.

Contact

Triple P NV

PO-box 245

4130 EE Vianen

The Netherlands

Phone:  + 31 347 353650

Fax:      + 31 347 353666

e-Mail: persbericht@triple-p.nl

www.triple-p.nl

© Triple P 2005